February 8, 2008

Securities and Exchange Commission

Office of Applications and Report Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Joint Insured Fidelity Bond of

Allianz Funds (File No. 811-06161)

Premier VIT (File No. 811-8512)

PIMCO Municipal Advantage Fund Inc. (File No. 811-7532)

Fixed Income SHares (File No. 811-9721)

PIMCO Municipal Income Fund (File No. 811-10377)

PIMCO California Municipal Income Fund (File No. 811-10379)

PIMCO New York Municipal Income Fund (File No. 811-10381)

PIMCO Municipal Income Fund II (File No. 811-21076)

PIMCO California Municipal Income Fund II (File No. 811-21077)

PIMCO New York Municipal Income Fund II (File No. 811-21078)

PIMCO Municipal Income Fund III (File No. 811-21187)

PIMCO California Municipal Income Fund III (File No. 811-21188)

PIMCO New York Municipal Income Fund III (File No. 811-21189)

PIMCO Corporate Income Fund (File No. 811-10555)

PIMCO Corporate Opportunity Fund (File No. 811-21238)

Nicholas-Applegate Convertible & Income Fund (File No. 811-21284)

PIMCO High Income Fund (File No. 811-21311)

Nicholas-Applegate Convertible & Income Fund II (File No. 811-21338)

PIMCO Floating Rate Income Fund (File No. 811-21374)

PIMCO Floating Rate Strategy Fund (File No. 811-21601)

NFJ Dividend, Interest & Premium Strategy Fund (File No. 811-21417)

Nicholas-Applegate International & Premium Strategy Fund (File No. 811-21724)

PIMCO Global StocksPLUS & Income Fund (File No. 811-21734)

Allianz RCM Global EcoTrends Fund (File No. 811-21975)

Nicholas-Applegate Equity & Convertible Income Fund (File No. 811-21989)

Nicholas-Applegate Global Equity & Convertible Income Fund (File No. 811-22067)

PIMCO Income Opportunity Fund (File No. 811-22121)

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-referenced registered investment management investment companies (the “Funds”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, is the documentation regarding the increased coverage to the current Fidelity Bond for $65.5 million:

(i)

A copy of the additional excess layer to the Fidelity Bond Binder (the “Bond”), effective January 3, 2008, issued by RVI National Insurance Company for $5 million insuring the Funds is attached under Exhibit 1;

Allianz Global Investors of America L.P.
1345 Avenue of the Americas
New York, NY 10105
212.739.3000

The initial joint insured Fidelity bond filing was made on September 14, 2007, where the following documents were provided:

(i)

A copy of the Fidelity Bond Binder (the “Bond”), effective July 1, 2007, issued by National Union Fire Insurance Company, the primary policy for $25 million; First Excess Layer issued by Great American Insurance Company for $25 million; and Second Excess Layer issued by U.S. Fire Insurance Company for $15.5 million, insuring the Funds is;

(ii)	A copy of the executed joint Fidelity Bond Agreement between the joint insureds in accordance with Rule 17g-1(f);
(iii)

A copy of the resolutions of a majority of Trustees/Directors of each Board who are not interested persons of the Funds, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Fund; and

(iv)	A Rule 17g-1 Minimum Amount of Bond worksheet showing the amount of a single insured bond which each Fund would have to maintain, had it not been named as an insured under the joint Bond.

Premiums for the Bond have been appropriately paid from July 1, 2007 through the period ending July 1, 2008.

If there are any questions regarding this filing, please contact the undersigned, at (212) 739-3222.

Very truly yours,

Thomas J. Fuccillo

Vice President, Secretary and Chief Legal Officer

Allianz Global Investors of America L.P.
1345 Avenue of the Americas
New York, NY 10105
212.739.3000